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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF:	JULY 2003

COMMISSION FILE NUMBER:	(SEC File No: 0-30006)

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): [__]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): [__]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____             No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2003

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Sungold Entertainment Corp., as at May 31, 2003 and the interim consolidated statements of loss and deficit and cash flows for the third quarter ended May 31, 2003 from information provided by the Company's management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these interim consolidated statements may not be appropriate for their purposes.

"Loewen, Stronach & Co."

Chartered Accountants

Vancouver, BC

July 23, 2003

SUNGOLD ENTERTAINMENT CORP.
INTERIM CONSOLIDATED BALANCE SHEET

MAY 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)
(Unaudited - See Notice to Reader)

		May 31	August 31
		2003	2002
		$	$

	ASSETS

CURRENT ASSETS
Cash		51,606	23,772
Account receivable		122,052	-
Prepaid expenses and deposits		134,977	374,953
		308,635	398,725
PRE-DEVELOPMENT COSTS (Note 3)		2,776,470	2,768,316
CAPITAL ASSETS (Note 4)		594,952	541,484
		3,680,057	3,708,525

	LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities		122,450	32,824
Loans payable		29,137	282,187
Obligation under capital leases (Note 5)		17,510	19,423
		169,097	334,434
OBLIGATION UNDER CAPITAL LEASES (Note 5)		3,353	17,253
		172,450	351,687

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)		18,116,413	16,156,646
DEFICIT		(14,608,806)	(12,799,808)
		3,507,607	3,356,838
		3,680,057	3,708,525

APPROVED BY THE DIRECTORS:

/s/ ANNE KENNEDY	Director

/s/ ART COWIE	Director

(See accompanying notes to interim consolidated financial statements)

SUNGOLD ENTERTAINMENT CORP.
INTERIM CONSOLIDATED STATEMENT OF LOSS
FOR THE THIRD QUARTER ENDED MAY 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)
(Unaudited - See Notice to Reader)

	Third quarter ended		Year-to-date
	May 31	May 31	May 31	May 31
	2003	2002	2003	2002
	$	$	$	$
REVENUE
Sales	446	12,177	1,305	18,825
Interest income	-	-	-	4
Foreign exchange gain (loss)	(9,671)	(2,174)	(8,327)	(4,798)
	(9,225)	10,003	(7,022)	14,031
EXPENSES
Advertising and promotion	56,839	274,521	571,972	578,203
Management fees	75,976	61,500	211,670	184,500
Professional and consulting fees	132,616	88,769	257,168	172,076
Travel and conference	30,499	34,826	150,737	102,168
Internet services	59,305	76,123	166,883	313,832
Investor relations	50,522	38,438	121,257	152,119
Amortization	35,572	40,812	104,034	121,512
Office and miscellaneous	15,872	25,571	68,047	53,367
Insurance	21,205	14,921	63,614	47,035
Office rent and services	23,086	19,111	58,871	50,496
Transfer agent and filing fees	100	15,540	10,249	30,136
Interest on capital leases	2,459	2,632	8,237	6,861
Prizes	-	2,451	5,641	22,346
Interest and bank charges	1,508	1,553	3,346	4,006
Quebec capital tax	250	250	250	250
	505,809	697,018	1,801,976	1,838,907

LOSS	515,034	687,015	1,808,998	1,824,876
DEFICIT - BEGINNING	14,093,772	11,335,029	12,799,808	10,197,168

DEFICIT - ENDING	14,608,806	12,022,044	14,608,806	12,022,044

Loss per share	0.0086	0.0170	0.0302	0.0453

(See accompanying notes to interim consolidated financial statements)

SUNGOLD ENTERTAINMENT CORP.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE THIRD QUARTER ENDED MAY 31, 2003
(Unaudited - See Notice to Reader)

		Third quarter ended		Year-to-date
		May 31	May 31	May 31	May 31
		2003	2002	2003	2002
		$	$	$	$
OPERATING ACTIVITIES
	Loss	(515,034)	(687,015)	(1,808,998)	(1,824,876)
	Item not involving cash:
	Amortization	35,572	40,812	104,034	121,512
		(479,462)	(646,203)	(1,704,964)	(1,703,364)
	Cash provided by changes in non-cash
	working capital items:
	Account receivable	(122,052)	-	(122,052)	-
	Prepaid expenses	99,109	(148,214)	239,976	(146,966)
	Accounts payable and accrued liabilities	(81,649)	3,048	89,626	(75,157)
	Loans payable (repaid)	29,137	-	(253,050)	-
		(554,917)	(791,369)	(1,750,464)	(1,925,487)

INVESTING ACTIVITIES
	Pre-development costs	-	(1,039)	(8,154)	(29,327)
	Acquisition of capital assets	(48,145)	(3,111)	(157,502)	(7,690)
		(48,145)	(4,150)	(165,656)	(37,017)

FINANCING ACTIVITIES
	Repayment of capital leases liability	(5,233)	(4,124)	(15,813)	(11,718)
	Issuance of shares	591,214	960,135	1,959,767	2,039,450
		585,981	956,011	1,943,954	2,027,732

INCREASE (DECREASE) IN CASH		(17,081)	160,492	27,834	65,228
CASH - beginning		68,687	8,930	23,772	104,194
CASH - ending		51,606	169,422	51,606	169,422

Notes to statement of cash flow:

1)	Cash consists of balances with banks
2)	Interest and income taxes paid:
	Interest paid	3,967	4,185	11,583	10,867
	Income taxes paid	250	250	250	250

(See accompanying notes to interim consolidated financial statements)

SUNGOLD ENTERTAINMENT CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2003

(Unaudited - See Notice to Reader)
(A Development Stage Company)
(Presented in Canadian Dollars)

    Note 1                STATEMENT OF MANAGEMENT ON UNAUDITED INTERIM FINANCIAL STATEMENTS

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

    Note 2                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a)    Commitments and Contingencies

The Company's activities are subject to various governmental laws and regulations relating to horseracing, virtual horseracing and online jackpot wagering. These regulations are continually changing. The Company believes its operations comply in all material respects with all applicable laws and regulations.

                             b)    Basic of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sungold Entertainment USA, Inc., Horsepower Broadcasting Network Inc. and Horsepower Broadcasting Network (HBN) International Ltd. All intercompany transactions and balances have been eliminated.

                             c)    Translation of Foreign Currencies:

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

  Current assets and current liabilities at exchange rates at the end of the year;
  Other assets at historical rates;
  Revenues and expenses at the average rate of exchange for the month incurred.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

                            d)    Use of estimates

The preparation of the financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        e)     Pre-development costs

The cost of each pre-development project is capitalized until commercial production is established. If management determines that a project is not economically viable, the property and related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing and commencing the project.

f)    Capital Assets and Amortization

Capital assets are recorded at cost with amortization provided on a declining balance as follows:

Computer equipment	30%
Computers under capital leases	30%
Internet software	20%
Furniture and fixtures	20%

The above rate has been utilized to reflect the anticipated life expectancy. In the year of acquisition only one-half the normal rate is applied.

g)    Income Taxes

Future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

h)    Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 6 a). No compensation expense is recognized for these plans when stock options are issued to members of the Board of Directors. Any consideration paid by members of the Board of Directors upon exercise of stock options is recorded as an increase to share capital.

    Note 3                PRE-DEVELOPMENT COSTS

                              a)     Gun Lake Indian Band project

In 1994 the Company entered into an agreement with the Gun Lake Indian Band ("Band") in Michigan, USA to develop and manage a full service casino and gaming operation.

The Company had filed a comprehensive lawsuit in the Michigan courts against the Band. The litigation arose out of notification that the Band would not honour its agreement with the Company. The Company sued for specific performance and is seeking damages. The Michigan Court of Appeals court dismissed the appeal on the basis of the Defendants' claim of sovereign immunity. The Company is considering applying for permission for a review of these issues with the United States Federal Supreme Court, having been recently denied leave to appeal in the Michigan Supreme Court. Recently, the Michigan Court ruled that the State of Michigan is required to issue a gaming compact to the Gun Lake Tribe. During the period, no pre-development costs were capitalized under Gun Lake Indian Band project.

	August 31		May 31
	2002	Additions	2003
	$	$	$
Consulting and legal fees	1,036,168	-	1,036,168
Contractual obligation	520,117	-	520,117
Travel and lodging	213,432	-	213,432
	1,769,717	-	1,769,717

b)    Vancouver Racecourse / Richmond Equine Training Centre project

In Vancouver, British Columbia, the Company has presented a proposal to renovate the Hastings Park horse track facility in conjunction with the construction of a one-mile thoroughbred training centre in Richmond.

The Company is in a process of negotiating an option to purchase 100 acres in Richmond, British Columbia.

In September 2002, the Company renegotiated to extend the agreement with a related party who is interested in both the Vancouver one-mile racecourse and the Richmond equine training centre project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the City of Richmond, BC and from the province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4.00 per share by way of a private placement. The agreement was extended to October 1, 2003.

	August 31		May 31
	2002	Additions	2003
	$	$	$
Consulting and legal fees	807,626	1,680	809,306
Architectural fees	32,752	-	32,752
Other direct costs	20,972	-	20,972
	861,350	1,680	863,030

c)    HorsepowerTM Software Development project

On September 15, 1999, the Company incorporated a wholly owned subsidiary, Horsepower.com Network Inc. in the Province of British Columbia under the Company Act (British Columbia), and its principal activity is developing internet wagering and payment processing software. On March 22, 2000, the subsidiary name changed to Horsepower Network.com Inc., and on January 25, 2001, the subsidiary name changed to Horsepower Broadcasting Network Inc. ("HBN").

Since 1999 the Company has developed the Horsepower parimutal, random, world wagering pool which is based on a virtual Horserace system.

Sungold owns the exclusive proprietary rights to operate the Horsepower World Pool (HPWP), market the HorsepowerTM system, license the system, sell commercial sponsorships, sell advertising and any other promotion associated with the system. Sungold reserves the rights to all intellectual property.

HBN acquired computer hardware, developed software and leased a hosting facility that enables Horsepower to operate on the $US based World wagering pool at licensed racetracks and licensed teletheatres worldwide. HBN has engaged its' sister company Horsepower Broadcasting Network (HBN) International Ltd. to operate their US $ wagering.

A major expansion of the Horsepower World Pool is expected in 2003 with many racetracks in North America and internationally wagering into the Horsepower World Pool Pick 1 and Pick 6 parimutal pools.

	August 31		May 31
	2002	Additions	2003
	$	$	$

Legal and consulting fees	58,999	-	58,999

d)    HorsepowerTM Operating project

On February 20, 2001, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN Int'l"), in the Province of Quebec under the Canada Business Corporation Act. HBN Int'l licensed by the Kahnawake Gaming Commission and operates on the Kahnawake Territory in Quebec. It's main activity is operating the Horsepower World Pool parimutal wagering system. In March 2003, HBN Int'l made a strategic decision to offer Horsepower pari-mutual wagering and the Horsepower World Pool, exclusively through licensed, land based Racetrack and Teletheatres and to grant 20 year licenses for Horsepower Parimutual World Pool Wagering, to Approved Racing Affiliates (A.R.A.'S) worldwide. During the period no predevelopment costs were capitalized under HorsepowerTM operating project. The Company management believes the Company complies in all material respects with the governing laws and regulations.

e)    SafeSpending project

In May 2001, the Company signed an agreement for the acquisition of the entire world wide right, title and interest to the internet payment system technology of SafeSpending Services Inc. ("SafeSpending"). The SafeSpending internet payment system is a prepaid spending system that uses a unique and personalized PIN number which can be used to make anonymous purchases online from merchants and individuals.

The acquisition agreement with SafeSpending includes all copyrights, trademarks, source codes and SafeSpending's intellectual property. Under the terms of agreement the Company has agreed to pay a 7.5 percent royalty of net revenue of the Company upon the Company or it's subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sale or license of the technology. Sungold has a patent pending in 105 countries for the SafeSpending anonymous payment system.

In May 2003, the Company's subsidiary, Sungold Entertainment USA Inc., applied to change its name to SafeSpending Inc. (See Subsequent Event Note 8)

	August 31		May 31
	2002	Additions	2003
	$	$	$
Acquisition cost	62,300	-	62,300
Legal and consulting fees	15,950	6,474	22,424
	78,250	6,474	84,724

TOTAL PRE-DEVELOPMENT COSTS	2,768,316	8,154	2,776,470

    Note 4                CAPITAL ASSETS

		May 31		August 31
		2003		2002
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Internet software	711,764	261,858	449,906	385,902
Computer equipment	258,223	166,414	91,809	118,463
Computers under capital leases	62,378	33,611	28,767	37,119
Furniture and fixtures	25,758	1,288	24,470	-

	1,058,123	463,171	594,952	541,484

    Note 5                OBLIGATION UNDER CAPITAL LEASES

The Company has three lease agreements for computers accounted for as capital leases. Current payments are $2,094 monthly including applicable taxes, expiring November 2003 through June 2004.

The following is a schedule of future lease payments

	May 31	August 31
	2003	2002
	$	$
Total minimum lease payments	24,158	41,834
Less amount representing interest	(3,295)	(5,158)
Balance of obligations	20,863	36,676
Less current portion	(17,510)	(19,423)
Non-current portion	3,353	17,253

For next twelve month periods:
- 2003	17,510	19,423
- 2004	3,353	17,253
	20,863	36,676

    Note 6                SHARE CAPITAL

	May 31	August 31
	2003	2002
	$	$
Authorized:
100,000,000 Common shares without
par value
100,000,000 Class "A" Preference shares
with a par value of $10 each
100,000,000 Class "B" Preference shares
with a par value of $50 each

Issued:
70,371,209 Common shares
(August 31, 2002 - 50,121,209 shares)	18,116,413	16,156,646

a)    Incentive share purchase options

The Company has a fixed stock option plan which permits the issurance of options of up to 10% of the Company's issued share capital. The following are outstanding incentive share purchase options:

#
100,000	@ US $0.15 each to February 16, 2006
1,050,000	@ US $0.06 each to February 28, 2006
79,900	@ US $0.085 each to March 5, 2006
300,000	@ US $0.12 each to August 10, 2006
100,000	@ US $0.10 each to October 22, 2006
100,000	@ US $0.12 each to October 23, 2006
100,000	@ US $0.09 each to December 20, 2006
802,764	@ US $0.08 each to January 4, 2007
400,000	@ US $0.0725 each to January 24, 2007
136,000	@ US $0.23 each to March 26, 2007
272,000	@ US $0.20 each to May 17, 2007
500,000	@ US $0.15 each to October 11, 2007
136,000	@ US $0.11 each to January 23, 2008
750,000	@ US $0.10 each to January 28, 2008
64,000	@ US $0.05 each to May 27, 2008
4,890,664

a)    Incentive share purchase options (continued)

In 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002 and applied to awards granted on or after the date of adoption. In December 2002, the CICA Accounting Standards Board issued an Exposure Draft containing a proposal to amend Section 3870 to require the recognition of expenses for all employee stock-based compensation transactions for fiscal years beginning on or after January 1, 2004. The proposal would replace the current disclosure option.

Under this fair value based method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is "in the money" at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

In the nine months period ended May 31, 2003, the Company granted 500,000 share purchase options to directors at US$0.15 per share until October 11, 2007, 136,000 share purchase options to a director at US$0.11 each until January 23, 2008 and 750,000 share purchase options to a director at US$0.10 each until January 28, 2008. 64,000 share purchase options to a director at US$0.05 each until May 23, 2008.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%, dividend yield of 0%, volatility factor of 150%, and an expected life of 1 year.

Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the six months period ended February 28, 2003 would have been $91,972. The pro forma loss per share, assuming this additional compensation expense, would be as follows:

	May 31	May 31
	2003	2003
	$	$
Pro forma loss	(0.0015)	N/A

Pro forma results may be materially different than actual results realized.

a)    Incentive share purchase options (continued)

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

Outstanding share purchase options which were issued prior January 1, 2002 have neither been charged to income nor included in the calculation of pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

b)    The following are outstanding share purchase warrants:

#
319,000	@ US $0.20 each to October 12, 2003
1,000,000	@ US $0.20 each to September 7, 2004
420,000	@ US $0.15 each to October 24, 2004
1,000,000	@ US $0.15 each to November 4, 2004
2,333,334	@ US $0.06 each to December 14, 2004
1,700,000	@ US $0.06 each to January 7, 2005
1,000,000	@ US $0.06 each to January 30, 2005
300,000	@ US $0.11 each to March 1, 2005
1,000,000	@ US $0.17 each to March 26, 2005
1,000,000	@ US $0.165 each to April 4, 2005
400,000	@ US $0.16 each to May 7, 2005
600,000	@ US $0.15 each to May 30, 2005
2,500,000	@ US $0.075 each to July 10, 2005
250,000	@ US $0.08 each to July 24, 2005
100,000	@ US $0.09 each to August 21, 2005
1,500,000	@ US $0.08 each to July 23,2005
3,000,000	@ US $0.08 each to September 27, 2005
3,000,000	@ US $0.07 each to November 1, 2005
2,000,000	@ US $0.10 each to January 24, 2006
3,000,000	@ US $0.05 each to March 26, 2006
3,750,000	@ US $0.04 each to April 10, 2006
30,172,334

    Note 7                FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant credit risk and interest rate risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

    Note 8                SUBSEQUENT EVENTS

In June 2003, the Company's subsidiary, Sungold Entertainment USA Inc., a corporation incorporated in Arizona, United States, changed its name to SafeSpending Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                        SUNGOLD ENTERTAINMENT CORP.

Date: July 30, 2003

                                                                By*:

                                                                        /s/ ANNE KENNEDY
                                                                        Anne Kennedy
                                                                        Director, Corporate Secretary

*Print name and title under the signature of the signing officer